UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G
(Amendment No. 1)*

Under the Securities Exchange Act of 1934

OTONOMO TECHNOLOGIES LTD.
(Name of Issuer)

Ordinary Shares, no par value
(Title of Class of Securities)

M7571L103
(CUSIP Number)

December 31, 2022
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

* The remainder of this cover page shall be filled out of a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. M7571L103		Schedule 13G
1		NAME OF REPORTING PERSON Aptiv PLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 9,398,274(1)
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 9,398,274(1)
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,398,274
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.7%(2)
12		TYPE OF REPORTING PERSON CO

(1) Represents the 9,398,274 Ordinary Shares of the Issuer held of record by Aptiv Financial Services (Luxembourg) S.à.r.l. Aptiv Financial Services (Luxembourg) S.à.r.l. is a wholly-owned subsidiary of Aptiv PLC.

(2) This percentage is calculated based on 140,768,022 shares of Ordinary Shares outstanding as of September 12, 2022, as reported in the Issuer’s Prospectus on Form 424B3 filed on October 7, 2022 (Registration File No. 333-264771).

CUSIP No. M7571L103		Schedule 13G
1		NAME OF REPORTING PERSON Aptiv Financial Services (Luxembourg) S.à.r.l.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 9,398,274(1)
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 9,398,274(1)
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,398,274
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.7%(2)
12		TYPE OF REPORTING PERSON OO

(1) Represents the 9,398,274 Ordinary Shares of the Issuer held of record by Aptiv Financial Services (Luxembourg) S.à.r.l. Aptiv Financial Services (Luxembourg) S.à.r.l. is a wholly-owned subsidiary of Aptiv PLC.

(2) This percentage is calculated based on 140,768,022 shares of Ordinary Shares outstanding as of September 12, 2022, as reported in the Issuer’s Prospectus on Form 424B3 filed on October 7, 2022 (Registration File No. 333-264771).

Item 1(a). Name of Issuer:

Otonomo Technologies Ltd. (the “Issuer”)

Item 1(b). Address of Issuer’s Principal Executive Offices:

c/o Otonomo Technologies Ltd.
16 Abba Eban Blvd.
Herzliya Pituach 467256, Israel

Item 2(a). Name of Person Filing:

Aptiv PLC
Aptiv Financial Services (Luxembourg) S.à.r.l.
Each of the above, a “Reporting Person”.

Item 2(b). Address of Principal Business Office or, if none, Residence:

Aptiv PLC – 5 Hanover Quay, Grand Canal Dock, Dublin, D02 VY79, Ireland
Aptiv Financial Services (Luxembourg) S.à.r.l. – 12c , rue Guillaume J. Kroll L-1882 Luxembourg

Item 2(c). Citizenship:

Aptiv PLC – Jersey
Aptiv Financial Services (Luxembourg) S.à.r.l. – Luxembourg

Item 2(d). Titles of Classes of Securities:

Ordinary Shares, no par value.

Item 2(e). CUSIP Number:

M7571L103

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a(n):

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act (15 U.S.C. 78o).
(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act (15 U.S.C. 78c)
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act (15 U.S.C. 78c).
(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	☐	Investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).
(f)	☐	Employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).
(g)	☐	Parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).
(h)	☐	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
(i)	☐	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).
(j)	☐	Non-U.S. institution, in accordance with § 240.13d-1(b)(1)(ii)(J).
(k)	☐	Group in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution: ______________.

Item 4. Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of issuer identified in Item 1.

(a)	The information required by Items 4(a) is set forth in Row 9 of the cover page for each Reporting Person and is incorporated herein by reference.

(b)	The information required by Items 4(b) is set forth in Row 11 of the cover page for each Reporting Person and is incorporated herein by reference.

(c)	The information required by Items 4(c) is set forth in Rows 5-8 of the cover page for each Reporting Person and is incorporated herein by reference.

Item 5. Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable.

Item 8. Identification and Classification of Members of the Group.

Not Applicable.

Item 9. Notice of Dissolution of Group.

Not Applicable.

Item 10. Certification.

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 2, 2023

Aptiv PLC

By:	/s/ Katherine H. Ramundo
Name: Katherine H. Ramundo
Title: Senior Vice President, Chief Legal Officer, Chief Compliance Officer and Secretary

Aptiv Financial Services (Luxembourg) S.à.r.l.

By:	/s/ Darren M. Byrka
Name: Darren M. Byrka
Title: Director

Exhibit Index

Exhibit	Description
Exhibit A	Joint Filing Agreement dated, February 2, 2023, by and between Aptiv PLC and Aptiv Financial Services (Luxembourg) S.à.r.l.

Exhibit A

Joint Filing Agreement

The undersigned hereby agree that they are filing jointly pursuant to Rule 13-d-1(k)(1) of the Securities Exchange Act of 1934, as amended, with respect to Otonomo Technologies Ltd. Each of the undersigned further agrees and acknowledges that it shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it contained herein, but shall not be responsible for completeness and accuracy of the information concerning the other, except to the extent that it knows or has reason to believe that such information is inaccurate.

Dated: February 2, 2023

Aptiv PLC

By:	/s/ Katherine H. Ramundo
Name: Katherine H. Ramundo
Title: Senior Vice President, Chief Legal Officer, Chief Compliance Officer and Secretary

Aptiv Financial Services (Luxembourg) S.à.r.l.

By:	/s/ Darren M. Byrka
Name: Darren M. Byrka
Title: Manager